ATTACHMENTS FOR N-SAR SUB-ITEM 77D
10-31-02 FYE FUNDS


Mutual Fund Group

Pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, the following Funds changed their investment policies to invest, under normal conditions, at least 80% of their net assets, plus the amount of borrowings for investment purposes ("Assets"), in the types of investments suggested by their names: JPMorgan
Fleming European Fund, JPMorgan Fleming Japan Fund and
JPMorgan H&Q Technology Fund. Under normal market conditions, the Asia Equity Fund (formerly known as the Pacific Region Fund) now invests 80% of its Assets in equity securities of foreign companies located throughout the Asian Region, except Japan.